The9 Limited

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

March 11, 2025

VIA EDGAR

Mr. Rolf Sundwall

Ms. Kate Tillan

Ms. Sandra Hunter Berkheimer

Ms. Sonia Bednarowski

Office of Crypto Assets

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Re:	The9 Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2023
Response dated January 8, 2025
File No. 001-34238

Dear Mr. Sundwall, Ms. Tillan, Ms. Berkheimer and Ms. Bednarowski,

This letter sets forth the Company’s responses to the comments contained in the letter dated February 27, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 15, 2024 (the “2023 Form 20-F”) and the Company’s response letter submitted on January 8, 2025 (the “Response”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F and the Response.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023

Financial Statements

Note 2. Principal Accounting Policies

(12) Revenue Recognition, page F-17

1.	In response to prior comment 3, please confirm our understanding that Binance, your customer under ASC 606 for the periods presented in the financial statements, had a right to unilaterally terminate the contract at any time without penalty pursuant to customary business practices. Refer to ASC 606-10-25-2.

Response:

The Company hereby confirms that Binance, the Company’s customer under ASC 606 for the periods presented in the financial statements, had a right to unilaterally terminate the contract at any time without penalty pursuant to customary business practices.

Securities and Exchange Commission

March 11, 2025

2.	In response to prior comment 4, you provided us with proposed disclosure for your revenue recognition policy. Please revise future filings accordingly in response to the following:

•	Similar to your response to prior comment 3, disclose that the contract is terminable by either party at any time without penalty.

Response:

The Company respectfully advises the Staff that the Company will revise the disclosure in its future filings to disclose that the contract is terminable by either party at any time without penalty.

•	Tell us whether the termination option results in a contract that continuously renews and therefore has a duration for accounting purposes of less than 24 hours. If so, please revise your disclosure to clarify.

Response:

The Company respectfully advises the Staff that the termination option results in a contract that continuously renews, thereby having a duration for accounting purposes of less than 24 hours. The Company will revise the disclosure in its future filings to clarify this point.

•	Your policy disclosure that you measure the non-cash consideration at fair value on the date received, which is not materially different from the fair value at contract inception, is inconsistent with the guidance in ASC 606-10-32-21 and your statement two sentences later that noncash consideration is estimated and recognized based on the spot price of Bitcoin at the inception of each contract. As a result, please address the following:

o	Remove the statement about the amount recorded not being materially different and indicate the consistent time on the date of contract inception you use to determine the fair value of the bitcoin mined.

o	Revise your disclosure to indicate that you recognize revenue on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as contract inception.

Securities and Exchange Commission

March 11, 2025

Response:

The Company respectfully advises the Staff that the Company measures the non-cash consideration at the estimated fair value at contract inception, which is the same day that control of the contracted service transferred to the mining pool operator. The contract inception and the Company’s enforceable right to consideration begins when the Company commences providing computing power to the mining pool operator. The Company is entitled to compensation once it begins to provide computing power that measures in hash rate to the mining pool operator over a 24-hour period beginning midnight Coordinated Universal Time (UTC) and ending 23:59:59 UTC on the same day of contract inception. The Group recognizes non-cash consideration on the same day that control of the contracted service is transferred to the mining pool operator, which is the same day as the contract inception.

The Company respectfully proposes to revise the disclosure of accounting policy on Cryptocurrency Mining Revenue as below to provide better clarity of the notes to the consolidated financial statements (with additions proposed in the Company’s response submitted on January 8, 2025 underlined and further additions proposed in double underline with deletions shown as strike-through and additions shown as underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page F-17 of 2023 Form 20-F:

<12> Revenue recognition

Cryptocurrency Mining Revenue

The Group’s cryptocurrency mining revenues are in Bitcoin. The Group generates our Bitcoin mining revenues through the provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pools operator in exchange for non-cash consideration in Bitcoin. The provision of computing power is the only performance obligation in the Group’s contract with the mining pool operator and is satisfied over time. The Group is entitled to receive a fractional share of the Bitcoin award (less mining pool fees deducted by the mining pool operator) from the Bitcoin mining pool operator based on the daily computing power provided to the mining pool operator. ~~The~~ Contract inception and the Group’s enforceable right to compensation begins only when, and lasts as long as, the Group provides computing power to the mining pool operator on a daily basis. The ~~transaction consideration the Group receives is noncash consideration, which the Group measures at fair value on the date received, which is not materially different from the fair value at contract inception.~~ contract is terminable at any time either by the Company or the mining pool operator without any penalty to either party. As such, the termination option results in a contract that continuously renews and therefore has a duration for accounting purposes of less than 24 hours. However, the continual renewal of the agreement does not represent a material right requiring separate performance obligations, as the contractual payout formula remains the same upon each renewal.

Securities and Exchange Commission

March 11, 2025

Currently, the Group only participates in a Full-Pay-Per-Share (“FPPS”) mining pool. The FPPS payout model of Bitcoin is based on a contractual formula, which primarily calculates the hash rate provided to the mining pool as a percentage of total network hash rate, and other inputs, less mining pool fees. The Group is entitled to compensation once it begins to provide computing power that measures in hash rate to the mining pool operator over a 24-hour period beginning midnight UTC and ending 23:59:59 UTC on the same day of contract inception. The Group recognizes non-cash consideration on the same day that control of the contracted service is transferred to the mining pool operator, which is the same day as the contract inception.

The transaction consideration the Group ~~receives~~ received, if any, is noncash consideration~~, which the Group measures at fair value on the date received, which is not materially different from the fair value at contract inception~~ in the form of Bitcoin. Changes in the fair value ~~at contract inception.~~ of the noncash consideration after contract inception due to the form of the consideration (changes in the market price of Bitcoin) are not included in the transaction price and, therefore, are not included in revenue.

The consideration is all variable. Because it is probable that a significant reversal of cumulative revenue will not occur and we are able to calculate the payout based on the contractual formula, noncash consideration is estimated and recognized based on the spot price of Bitcoin determined using our principal market for Bitcoin at the inception of each contract, which is on a daily basis. Noncash consideration is measured at fair value at contract inception. The fair value of the cryptocurrency consideration is determined using the quoted price per our principal market for Bitcoin at the beginning of the contract period, which is the same day that control of the contracted service is transferred to the mining pool operator. This amount (less mining pool fees deducted by the mining pool operator) is recognized as revenue as hash rate is provided to the mining pools operator.

Page 119 of 2023 Form 20-F:

Cryptocurrency Mining Revenue

Our cryptocurrency mining revenues are in Bitcoin. We generate our Bitcoin mining revenues through the provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pool operator in exchange for non-cash consideration in Bitcoin. The provision of computing power is the only performance obligation in our contract with the mining pool operator and is satisfied over time. We are entitled to receive a fractional share of the Bitcoin award (less mining pool fees deducted by the mining pool operator) from the mining pool operator based on the daily computing power provided to the mining pool operator. ~~Our~~ The contract inception and our enforceable right to compensation begins only when, and lasts as long as, we provide computing power to the mining pool operator on a daily basis. The ~~transaction consideration the Group receives is noncash consideration, which the Group measures at fair value on the date received, which is not materially different from the fair value at contract inception.~~ contract is terminable at any time either by the Company or the mining pool operator without any penalty to either party. As such, the termination option results in a contract that continuously renews and therefore has a duration for accounting purposes of less than 24 hours. However, the continual renewal of the agreement does not represent a material right requiring separate performance obligations, as the contractual payout formula remains the same upon each renewal.

Securities and Exchange Commission

March 11, 2025

Currently, the Group only participates in a Full-Pay-Per-Share (“FPPS”) mining pool. The FPPS payout model of Bitcoin is based on a contractual formula, which primarily calculates the hash rate provided to the mining pool as a percentage of total network hash rate, and other inputs, less mining pool fees. The Group is entitled to compensation once it begins to provide computing power that measures in hash rate to the mining pool operator over a 24-hour period beginning midnight UTC and ending 23:59:59 UTC on a daily basis, which is the same day as the contract inception. The Group recognizes non-cash consideration on the same day that control of the contracted service is transferred to the mining pool operator, which is the same day as the contract inception.

The transaction consideration we ~~receive~~ received, if any, is noncash consideration~~, which we measure at fair value on the date received, which is not materially different from the fair value at contract inception~~ in the form of Bitcoin. Changes in the fair value ~~at contract inception~~ of the noncash consideration after contract inception due to the form of the consideration (changes in the market price of Bitcoin) are not included in the transaction price and, therefore, are not included in revenue.

The consideration is all variable. Because it is probable that a significant reversal of cumulative revenue will not occur and we are able to calculate the payout based on the contractual formula, noncash consideration is estimated and recognized based on the spot price of Bitcoin determined using our principal market for Bitcoin at the inception of each contract, which is on a daily basis. Noncash consideration is measured at fair value at contract inception. The fair value of the crypto asset consideration is determined using the quoted price per our principal market for Bitcoin at the beginning of the contract period, which is the same day that control of the contracted service is transferred to the mining pool operator. This amount (less mining pool fees deducted by the mining pool operator) is recognized as revenue as hash rate is provided to the mining pool operator.

***

Securities and Exchange Commission

March 11, 2025

Furthermore, the Company respectfully proposes the corresponding changes on the relevant disclosures as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure,) subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

***

Pages F-53 to F-54 of 2023 Form 20-F:

The Company proposes to revise “Note 27. SEGMENT REPROTING” to reflect the “Revenue” line item as net of the mining pool fees deducted by the mining pool operators.

Pages 14 to 15 of 2023 Form 20-F:

The Company proposes to revise “Selected Condensed Consolidating Statements of Income Information” to reflect the reclassification of the mining pool fees deducted by the mining pool operator out from the cost of revenues and reflect it as a reduction of cryptocurrency mining revenue.

Pages 108 to 110 “Results of Operations” of 2023 Form 20-F:

The Company proposes to revise “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” to reflect the reclassification of the mining pool fees deducted by the mining pool operator out from the cost of revenues and reflect it as a reduction of cryptocurrency mining revenue.

*        *        *

If you have any additional questions or comments regarding the 2023 Form 20-F and the Correspondence, please contact the undersigned at +86 21 6108-6080 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4835 or haiping.li@skadden.com. Thank you very much.

Very truly yours,

By:	/s/ George Lai
Name:	George Lai
Title:	Director and Chief Financial Officer

cc:	Jun Zhu, Chairman of the Board of Directors and Chief Executive Officer, The9 Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Mei Siu, Partner, RBSM LLP